Eldorado Gold Corporation	PLEASE RETURN THIS FORM TO:

Eldorado Gold Corporation

Suite 1188 – 550 Burrard Street

Vancouver, BC V6C 2B5

Email: information@eldoradogold.com

Fax: 604-687-4026

2017 Shareholder Mail List Request Form

In accordance with applicable securities laws, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis (“MD&A”). If you would like to receive such mailings from Eldorado Gold Corporation (“the Company”), please complete and return this form:

 ☐   Mark this box if you wish to receive interim financial statements and related “MD&A” by mail or email.

 ☐   Mark this box if you wish to receive annual financial statements and related “MD&A” by mail or email.

If you are a registered shareholder of the Corporation, our corporate legislation requires that we deliver our annual financial statements to you, unless you inform us that you do not wish to receive them. If this is the case, please check the box below and return this form in accordance with the instructions above.

☐  I do not wish to receive the annual financial statements.

If you choose not to receive this information by mail or email, it will still be available to you on the SEDAR website at www.sedar.com. As long as you remain a shareholder, you will be asked yearly if you wish to receive interim and/or annual financial statements and related “MD&A” for the upcoming year.

If you have chosen to receive either or both type of statements for the upcoming year, and you would like to receive these and other shareholder communications from the Company by email rather than by mail, please check the box below, provide your email address and read and agree to the Consent to Electronic Delivery below before signing and returning this form. Please note that the Company may elect not to send certain documents electronically, in which case a paper copy of the document will be mailed to you instead.

 ☐   I would like to receive shareholder communications electronically from the Company on the terms below

Name: (please print clearly)

Street Address:                                                                                        City:                               Prov/State:

Postal/Zip Code:                                     Country:                                     Email Address:

Signature:                                                                                                                                              Date:

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS:

The Company, located at 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5 (Tel: 604-687-4018) is seeking consent for electronic delivery of the Company’s future shareholder mailings. By providing my email address and my signature above:

1. I consent, until my consent is revoked by me, to receiving all future shareholder communications of the Company to which I am entitled as a shareholder by electronic delivery rather than by mail. These documents may include: interim financial reports, annual reports and/or annual financial statements if permitted by corporate law, proxy mailings, and any other shareholder communications about the Company.

2. I understand and agree that, after my consent has been given and the Company has filed the documents with applicable securities regulatory bodies, the Company may notify me that a document which I am entitled to receive is available electronically at the Company’s website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the email address I have provided above.

3. I acknowledge that access to the Internet, email and the worldwide web are required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that any email notice or other notification will contain the web address (or a hyperlink) identifying where the documents to be delivered electronically are located. By accessing the website information which I will be provided under paragraph 2, I can access, view, download and print a paper document from my computer. A document distributed electronically will be in Portable Document Format (PDF). Adobe Acrobat Reader® software is required to view a document in PDF format (Adobe Acrobat Reader® is the registered trademark of Adobe Systems Incorporated) and a printer is required to print a document.

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery at no cost by contacting the Company at information@eldoradogold.com. I understand and agree that at any time and without giving me advance notice, the Company may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me. If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

6. I understand that the Company or Computershare, as applicable, will maintain on the website provided to me any document sent to me electronically for not less than one year from the date of its posting.

7. I understand that I may revoke or modify my consent and that I may change my email address to which notices are to be delivered to me any time by notifying the Company by fax, email or mail using the contact information set forth at the top of page one of this form. I understand that if I change my email address or revoke or modify my consent, I must notify the Company. Such change, revocation or modification must actually be received and acknowledged by the Company in order for it to be effective.

8. I understand that I am not required to consent to electronic delivery. I am a shareholder of the Company. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive as a shareholder of the Company.

PRIVACY NOTICE: In the course of providing services to you we receive non-public, personal information about you. We receive this information through transactions we perform for you, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Computershare or other parties. This information may include your name, social insurance number, share ownership information and other financial information. With respect both to current and former customers, we do not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to the collection of this information for these uses and disclosure as described in this form.